Murray, Devine & Co, Inc.
                        One Logan Square, Suite 2800
                          Philadelphia, Pa. 19103


                                                 January 26, 2000


Board of Directors
GLEASON CORPORATION
1000 University Avenue
P.O. Box 22970
Rochester, NY  14692

Ladies and Gentlemen:

      This letter is furnished at the request of the Board of Directors of Gleason Corporation (the "Company") in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated December 8, 1999, by and among the Company, Torque Acquisition Co., L.L.C. ("Acquisition Co."), and Torque Merger Sub, Inc. ("Merger Subsidiary"). Unless defined herein, all defined terms are as defined in the Merger Agreement.

      Pursuant to the Merger Agreement, the Company and Acquisition Co. commenced a joint tender offer to purchase all of the outstanding common stock of the Company for a per share price of $23.00 (the "Tender Offer"). In connection with the Tender Offer, substantially all of the Company's existing indebtedness of approximately $32.1 million will be retired. The Tender Offer will be followed by a second step merger (the "Merger") at which time those shares not tendered, except certain shares held by Vestar Capital Partners IV, L.P. ("Vestar"), management and the Gleason Foundation, will be converted into the right to receive $23.00 per share in cash. Upon completion of the Merger, Vestar, management and the Gleason Foundation will own, on a fully diluted basis, approximately 50%, 34% and 16%, respectively. The Tender Offer and Merger are collectively referred to as the "Transactions."

      The Transactions will be financed by proceeds provided from: (a) a $250.0 senior credit facility (the "Credit Agreement") of which approximately $185.9 million will be drawn on the Closing Date (as hereinafter defined); (b) $54.7 million from the issuance of preferred stock (the "Preferred Stock") to Vestar and the Gleason Foundation; (c) $25.2 million from the issuance of common equity to management, Vestar, and the Gleason Foundation; (d) $7.5 million of existing cash from the Company's balance sheet; and (e) $7.3 million from option proceeds. The proceeds from above will be used: (a) to pay the common equity purchase price of $234.6 million; (b) to repay existing indebtedness of approximately $32.1 million; and (c) pay transaction fees and expenses incurred in connection with the Transactions of approximately $14.0 million.

      The Credit Agreement provides for: (a) an $80.0 million Term A Loan (the "Term A Loan"); (b) a $100.0 million Term B Loan (the "Term B Loan", and together with the Term A Loan, the "Term Loans") and (c) a $70.0 million revolving credit facility (the "Revolving Facility) of which approximately $5.9 million will be drawn on the Closing Date. The proceeds of the Term Loans will be used to finance the Transactions and to pay related fees and expenses. The proceeds from the Revolving Facility will be used for the working capital requirements and other general corporate purposes of the Company and its subsidiaries, provided that no more that $12.5 million of the Revolving Facilities may be used on the Closing Date (as hereinafter defined) to finance the Transactions and pay related fees and expenses.

      Loans under the Revolving Facility will bear interest on the unpaid principal amount at a variable rate per annum equal at any time to the sum of: (a) the higher of (i) 1/2 of 1% in excess of the Federal Funds rate and
(ii) the rate that Bankers Trust Company announces from time to time as its prime lending rate, in effect at such time (the "Base Rate"); plus (b) 2.00%, such interest to be payable quarterly in arrears on the last business day of each quarter, and at maturity. The Revolving Facility will mature on the sixth anniversary of the Closing Date. The Term A Loan, in an aggregate principal amount of $80.0 million, will bear interest on the unpaid principal amount at a rate per annum equal at any time to the sum of: (a) the Base Rate in effect at such time; plus (b) 3.00%, such interest to be payable quarterly in arrears on the last business day of each quarter, and at maturity. The Term A Loan will mature on the sixth anniversary of the Closing Date. The Term B Loan, in an aggregate principal amount of $100.0 million, will bear interest on the unpaid principal amount at a rate per annum equal at any time to the sum of: (a) the Base Rate in effect at such time; plus (b) 3.50%, such interest to be payable quarterly in arrears on the last business day of each quarter, and at maturity. The Term B Loan will mature on the eighth anniversary of the Closing Date.

      The obligations of the Company and the Guarantors (as defined in the Credit Agreement) under the Credit Agreement shall be secured by a first priority perfected security interest (subjectto permitted liens) in (a) all limited liability company interests and stock of each direct and indirect domestic subsidiary of the Company and 65% of the stock of each foreign subsidiary of the Company and (b) all other tangible and intangible assets of the Company and each Guarantor, in each case, after giving effect to the Transactions. The obligations under the Credit Agreement shall also be unconditionally guaranteed by the Company and the Guarantors.

      The Preferred Stock issued by the Company will have an original issue price of $20.70 per share (the "Issue Price"). Holders of the Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends on each share of Preferred Stock (i) until the fifth anniversary of the closing, at a rate per annum equal to 13.17% of the Issue Price thereof, payable in cash, and (ii) after the fifth anniversary of the closing, at a rate per annum equal to 11% of the Issue Price thereof, payable in cash. All dividends shall be fully cumulative, shall accumulate whether or not earned or declared and whether or not there are funds legally available for payment thereof. The Preferred Stock will be redeemable at the Company's option, in whole or in part, at any time, for the Redemption Price (as defined in the Company's Amended and Restated Certificate of Incorporation) plus accrued and unpaid dividends, and redeemable at the holders' option for common stock or cash on an event of initial public offering. The Preferred Stock is also redeemable at the option of the holders, in certain amounts, after the fifth, sixth and seventh anniversary of the issue date, as set forth in the Company's Amended and Restated Certificate of Incorporation.

      We have been provided with an estimated September 30, 1999 pro forma closing balance sheet (the "Pro Forma Balance Sheet") of the Company, included in the Confidential Information Memorandum dated January 2000 (the "Confidential Information Memorandum), which has been prepared by management of the Company. The Pro Forma Balance Sheet indicates that the Company capitalization, on the closing date (the "Closing Date"), after giving effect to the Transactions, will be comprised of approximately $96.2 million of current liabilities, $185.9 million of long-term debt, $77.3 million of other liabilities and a shareholders' deficit of $70.6 million. Management of the Company has informed us that the foregoing amounts were determined in accordance with generally accepted accounting principles ("GAAP") and do not necessarily reflect fair market value. Indeed, the notes to the Pro Forma Balance Sheet state that the Transactions are to be accounted for as a leveraged recapitalization and, therefore, the Company's assets are recorded at their historical basis. However, based on the $23.00 price being paid by Vestar on an arms-length basis for shares of common stock of the Company upon consummation of the Merger, the common equity of the Company after giving effect to the Transactions would have an implied value of $22.3 million as compared to the shareholders' deficit of $70.6 million shown on the Pro Forma Balance Sheet.

      Murray, Devine & Co., Inc. has been requested to provide its opinion that, on the Closing Date, as contemplated herein, and after giving effect to the Transactions and to all indebtedness to be incurred in connection therewith (except as indicated in #4 below), with respect to the Company, on a consolidated basis:

      1) the aggregate value of the assets of the Company, at fair value and present fair saleable value, exceeds: (a) its total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) and (b) the amount required to pay such liabilities as they become absolute and matured in the normal course of business;

      2) the Company has the ability to pay its debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they become absolute and matured in the normal course of business;

      3) the Company will not have an unreasonably small amount of capital with which to conduct its business;

      4) before giving effect to the Transactions, the aggregate value of the assets of the Company, at fair value and present fair saleable value, exceeds: (a) its total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) and (b) the amount required to pay such liabilities as they become absolute and matured in the normal course of business, by an amount at least equal to the funds required to effect the Transactions plus the par value of the Stated Capital of the Company; and

      5) the excess of the aggregate value of the assets of the Company at fair value and present fair saleable value over its liabilities (including contingent, subordinated, unmatured and unliquidated liabilities), is equal to or exceeds the amount of the Stated Capital of the Company, after giving effect to the Transaction.

      In evaluating the foregoing, the subject phrases and the definitions ascribed thereto are as follows:

      "aggregate value of the assets of the Company" - The total value of all assets of the Company, recorded on a consolidated basis, including, without limitation, all current assets, all fixed assets such as property, equipment and all intangible assets including contracts, tradenames, trademarks, databases, mailing lists, backlog, licenses, patents and other intangible assets including those in the nature of goodwill and going concern value.

      "fair value" - The total amount at which the assets of the Company, recorded on a consolidated basis, would likely sell as part of a going concern and for continued use as part of a going concern, within a commercially reasonable period of time, between one or more willing buyers and a willing seller with neither party being under any compulsion to buy or sell and with all parties having reasonable knowledge of all facts.

      "present fair saleable value" - The price that could be obtained by an independent willing seller from an independent willing buyer with reasonable promptness in an arms-length transaction under present conditions for the sale of comparable business enterprises.

      "liabilities (including contingent, subordinated, unmatured and unliquidated liabilities)" - The pro forma debts and liabilities of the Company, as of the Closing Date, as set forth on the Pro Forma Balance Sheet, including all fees, expenses, and the principal amount of indebtedness being incurred in the Transactions through borrowings under the Credit Agreement and the Company's estimated amount of reasonably anticipated liabilities that may result from contingencies, which liabilities may or may not meet the criteria for accrual under Statement of Financial Accounting Standards ("SFAS") No. 5 and, therefore, may not be included in liabilities under GAAP, including: a) pending litigation, asserted claims and assessments, guarantees, and other contingent liabilities including, without limitation, employee benefit plan liabilities relating to retiree benefits identified to us by responsible officers of the Company; as well as b) contingent liabilities relating to environmental matters identified to us by responsible officers of the Company.

      "Stated Capital" - Shall mean "capital" as defined in and computed in accordance with Sections 154 and 244 of the General Corporation Law of the State of Delaware, i.e. the aggregate amount represented by the aggregate par value of the outstanding shares of capital stock of the Company, minus any reduction to the capital of the Company, by resolution of its board of directors.

      We have undertaken certain analyses and procedures relating to the preparation of the requested opinion. The procedures undertaken, none of which extended past the date of this letter, consisted solely of the following:

      1. Read the Merger Agreement, including schedules and exhibits thereto.

      2. Read the Schedule 14D-1 Tender Offer Statement as filed with the Securities and Exchange Commission by the Company and Acquisition Co. including exhibits and schedules thereto.

      3. Read the Credit Agreement (Draft 1/25/00), including available schedules and exhibits thereto.

      4.    Read the Confidential Information Memorandum.

      5. Read the multi-year financial model for the Company, on a consolidated basis (the "Projections"), as included in the Confidential Information Memorandum and Pro Forma Balance Sheet that was prepared by management of the Company. In this regard, made inquiries of certain officials of the Company who have responsibility for financial and accounting matters, with respect to those assumptions which have been made in formulating the Projections.

      6. Performed a valuation of the Company, on a consolidated basis, using current standards of valuation including the discounted free cash flow and market multiple approaches, as a going concern after giving effect to the Transactions and related financing.

      7. Read the audited financial statements of the Company for the years ending December 31, 1997 and 1998, audited by Ernst & Yount LLP, Certified Public Accountants. In this regard, officials of the Company have informed us that no other audited financial statements for any date or period subsequent to December 31, 1998 are available for the Company.

      8. Read the interim consolidated financial statements of the Company for the nine months ended September 30, 1999, as included in the Company's Form 10Q. In this regard, officers of the Company have informed us that no other interim consolidated financial statements for any date or period subsequent to September 30, 1999 are available for the Company.

      9. Read the minutes, written consents and resolutions of the Board of Directors of the Company for the following the period January 28, 1998 through December 8, 1999.

     10. Read the Pro Forma Balance Sheet prepared by management of the Company. With respect to the amounts shown in the Pro Forma Balance Sheet and accompanying notes and schedules thereto, we have made inquiries of certain officers of the Company who have responsibility for financial and accounting matters regarding:

                  a) the basis for the assumptions and the information presented in the Pro Forma Balance Sheet and the consistency of such assumptions and information with the Transactions and related financing; and

                  b) whether the Pro Forma Balance Sheet includes all material assets and liabilities which it is anticipated will have to be recorded under GAAP after giving effect to the Transactions.

     11. Inquired of certain officers of the Company as appropriate, who have responsibility for financial and accounting matters regard ing:

                  a) whether they were aware of any material liabilities or loss contingencies that are required to be accrued or disclosed by SFAS No. 5 or that would be material to the Company, whether or not required to be disclosed under SFAS No. 5, or any unasserted claims or assessments that their legal counsel has advised them are probable of assertion and must be disclosed in accordance with SFAS No. 5; and

                  b) whether they were aware of any events or conditions that, as of the date thereof, would cause the Company, after giving effect to the Transactions and related financing, not to be solvent.

     12. Conducted interviews with those individuals responsible for the management of the Company for the purpose of reviewing its operations and reviewing such operations in terms of their past operating results, markets served and their ability to attain operating results consistent with the forecasted results.

     13. Conducted interviews with those responsible for the legal affairs of the Company regarding any litigation to which the Company is currently a party and any claims or causes of actions which may be probable of legal assertion against the Company which would be reasonably likely to have a material adverse effect on the business, condition (financial or otherwise), operations, properties or prospects of the Company. We further discussed whether the Company is currently involved in, or is expected to be involved in, any investigation or enforcement action by any governmental body which would be reasonably likely to result in the imposition of any sanctions, fines, or penalties, the effect of which could have a material adverse effect on the business, condition (financial or otherwise), operations, properties or prospects of the Company.

     14. Conducted interviews with management of the Company to discuss their assertions concerning contingent liabilities that are not recorded in the historical financial statements, or the Company's Pro Forma Balance Sheet or Projections.

      We have not made any independent investigation in rendering this opinion other than the examination described. Our opinion is, therefore, qualified by the scope of that examination.

      Based solely upon the foregoing, and subject to the other qualifications set forth below, on the Closing Date and immediately after giving effect to the Transactions and to all indebtedness to be incurred in connection therewith (except as indicated in #4 below), we are of the opinion, with respect to the Company, on a consolidated basis, that:

      1) the aggregate value of the assets of the Company, at fair value and present fair saleable value, exceeds: (a) its total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities); and (b) the amount required to pay such liabilities as they become absolute and matured in the normal course of business;

      2) the Company has the ability to pay its debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they become absolute and matured in the normal course of business;

      3) the Company does not have an unreasonably small amount of capital with which to conduct its business;

     4) before giving effect to the Transactions, the aggregate value of the assets of the Company, at fair value and present fair saleable value, exceeds: (a) its total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) and (b) the amount required to pay such liabilities as they become absolute and matured in the normal course of business, by an amount at least equal to the funds required to effect the Transactions plus the par value of the Stated Capital of the Company; and

      5) the excess of the aggregate value of the assets of the Company at fair value and present fair saleable value over its liabilities (including contingent, subordinated, unmatured and unliquidated liabilities), is equal to or exceeds the amount of the Stated Capital of the Company, after giving effect to the Transaction.

      In rendering the above opinion, with regard to items 1, 2, 3 and 5, we have assumed that the Transactions and related financing will be closed and funded, on terms similar to those in the draft documents reviewed, within two weeks of the date hereof. In the event that the Closing Date exceeds two weeks from the date hereof, Murray, Devine & Co., Inc. will issue an updated opinion based on the conditions in existence at such time.

      In rendering the above opinion, we have relied upon certain past and current unaudited financial information which has not been independently verified and for which we assume no responsibility as to its accuracy. Although it is not within the scope of the above opinion to determine the accuracy of such information, we have no reason to believe any such financial information is inaccurate to any material extent. Further, we have assumed good title to the assets of the Company, and have made no inspection of those assets for the purpose of determining the value of such assets, both of which we expressly disclaim responsibility for in connection with the rendering of this opinion.

      This letter is intended solely for use of the addressees in connection with the Transactions and related financing and is not to be relied upon by any other person or entity, other than the addressees, or for any other purpose without our prior written consent, except that the opinion may be relied upon and referred to by officers of the Company in connection with any certificates or similar documents required in connection with the Transactions or the financing thereof. This letter is not to be disclosed or otherwise circulated, quoted or referred to any persons or entities other than the addressees without our written consent (which will not be unreasonably withheld), except that this letter may be filed by the Company or Acquisition Co. with the Securities and Exchange Commission in any filings made in connection with the Transactions. Notwithstanding anything to the contrary in the immediately preceding sentence, our consent shall not be required for any of the following: (a) submitting copies of this opinion to counsel or advisors to the Board of Directors of the Company; (b) furnishing this opinion upon the demand or order of any court, administrative agency or regulatory body or as may be required in response to any summons or subpoena; (c) furnishing this opinion as may be required or ordered in, or as may be necessary, to protect the interests of the Board of Directors of the Company in, any litigation, governmental proceeding or investigation pertaining to the Transactions to which the Board of Directors of the Company is or may be subject (whether or not named as a party in such proceeding); or (d) furnishing this opinion to a governmental agency as otherwise required by any law, order, regulation or ruling applicable to the Board of Directors of the Company.

      This letter is also delivered with the explicit understanding that it is based on current standards of valuation and assessment and that standards of valuation and assessment may change in the future. We disclaim any responsibility for any impact any such changes may have on the valuation or assessment of the Company described in this letter. Except as contemplated by the Projections referred to in item number 4 on page 5 of this letter, unforeseen future events which may change the current or projected value of the Company do not apply and have not been factored into the opinion expressed in this letter.

      This letter is a financial opinion only. We express no opinion regarding questions of legal interpretation and expressly disclaim that it be construed in any way as a legal opinion. This opinion is delivered to each recipient subject to the conditions, scope of the engagement, limitations and understandings set forth in this opinion and subject to the understanding that the obligations of Murray, Devine & Co., Inc. in the Transactions are solely corporate obligations and no officer, director, employee, agent, shareholder or controlling person of Murray, Devine & Co., Inc. shall be subject to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of the Company or any of its subsidiaries or affiliates. Further it is understood that in no event, regardless of the legal theory advanced, shall Murray, Devine & Co., Inc. be held responsible to the Company or any of its subsidiaries or affiliates other than for its gross negligence, bad faith, willful misconduct or reckless disregard of its obligations.

      We have no obligation to update or revise this letter for any events occurring subsequent to the date of this letter.


                                    Very truly yours,

                                    /s/ MURRAY, DEVINE & CO., INC.
                                    Murray, Devine & Co., Inc.